United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release

Signature Page

MINUTES OF THE EXTRAORDINARY FISCAL COUNCIL MEETING OF VALE S.A. (RECF-07/13-14)

On October 11, 2013, there was an extraordinary meeting, at Vale’s head Office, at Avenida Graça Aranha, 26, Rio de Janeiro. The members of the Fiscal Council, signed below, analyzed the Executive Board’s proposal, representing the payment of the second installment of shareholders remuneration, to be referred to the Board of Directors, as DDE-360/2013. An “OPINION OF FISCAL COUNCIL ON MINIMUM REMUNERATION TO SHAREHOLDERS”, was issued and is attached. The members of the Fiscal Council, Mr. Marcelo Amaral Moraes and Mr. Paulo Fontoura Valle, participated by conference call.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Councillor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Councillor	Councillor

OPINION OF FISCAL COUNCIL OF THE SECOND INSTALLMENT OF
REMUNERATION TO SHAREHOLDERS

The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, having analyzed the Executive Board’s proposal for payment of the second installment of remuneration to shareholders, as DDE-360/2013, has the opinion that the proposal is in condition to be evaluated by Board of Directors of the Company.

Rio de Janeiro, October 11, 2013.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Councillor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Councillor	Councillor

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: October 16, 2013		Roberto Castello Branco
Director of Investor Relations